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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2015

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Revenues and Other Income

Operating revenues, net of royalties (note 3)	7 485	10 175	22 709	30 963

Other income (note 4)	72	98	378	436

	7 557	10 273	23 087	31 399

Expenses

Purchases of crude oil and products	3 084	4 664	8 917	13 069

Operating, selling and general	2 053	2 297	6 384	7 248

Transportation	295	226	807	706

Depreciation, depletion, amortization and impairment	1 333	1 110	3 971	4 940

Exploration	55	57	411	314

Gain on disposal of assets (notes 15 and 16)	(3)	(84)	(105)	(80)

Financing expenses (note 8)	953	571	2 061	884

	7 770	8 841	22 446	27 081

(Loss) Earnings before Income Taxes	(213)	1 432	641	4 318

Income Taxes (note 9)

Current	226	518	818	1 978

Deferred	(63)	(5)	(189)	(275)

	163	513	629	1 703

Net (Loss) Earnings	(376)	919	12	2 615

Other Comprehensive Income

Items reclassified to earnings

Realized gain on disposal of assets available for sale, net of income taxes of $13 (note 15)	—	—	(85)	—

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	335	176	715	207

Unrealized gain on disposal of assets available for sale, net of income taxes of $13 (note 15)	—	85	—	85

Items that will not be reclassified to earnings

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	—	(166)	55	(222)

Other Comprehensive Income	335	95	685	70

Total Comprehensive (Loss) Income	(41)	1 014	697	2 685

Per Common Share (dollars) (note 10)

Net (loss) earnings – basic	(0.26)	0.63	0.01	1.78

Net (loss) earnings – diluted	(0.26)	0.62	0.01	1.78

Cash dividends	0.29	0.28	0.85	0.74

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    41

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	September 30 2015	December 31 2014

Assets

Current assets

Cash and cash equivalents	5 409	5 495

Accounts receivable	4 101	4 275

Inventories	3 067	3 466

Income taxes receivable	493	680

Total current assets	13 070	13 916

Property, plant and equipment, net	61 194	59 800

Exploration and evaluation	2 227	2 248

Other assets	1 148	598

Goodwill and other intangible assets	3 079	3 083

Deferred income taxes	13	26

Total assets	80 731	79 671

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	750	806

Current portion of long-term debt	69	34

Accounts payable and accrued liabilities	5 365	5 704

Current portion of provisions	765	752

Income taxes payable	1 201	1 058

Total current liabilities	8 150	8 354

Long-term debt	14 141	12 489

Other long-term liabilities	1 782	1 787

Provisions	4 920	4 895

Deferred income taxes	10 590	10 543

Shareholders' equity	41 148	41 603

Total liabilities and shareholders' equity	80 731	79 671

See accompanying notes to the interim consolidated financial statements.

42   SUNCOR ENERGY INC. 2015 THIRD QUARTER

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Operating Activities

Net (loss) earnings	(376)	919	12	2 615

Adjustments for:

Depreciation, depletion, amortization and impairment	1 333	1 110	3 971	4 940

Deferred income taxes	(63)	(5)	(189)	(275)

Accretion	49	49	146	151

Unrealized foreign exchange loss on U.S. dollar denominated debt	800	456	1 581	487

Change in fair value of derivative contracts	47	(56)	120	(114)

Gain on disposal of assets	(3)	(84)	(105)	(80)

Share-based compensation	95	(37)	(52)	118

Exploration	16	16	214	96

Settlement of decommissioning and restoration liabilities	(53)	(83)	(255)	(281)

Other	37	(5)	69	(91)

Decrease (increase) in non-cash working capital	889	625	(71)	(645)

Cash flow provided by operating activities	2 771	2 905	5 441	6 921

Investing Activities

Capital and exploration expenditures	(1 736)	(1 808)	(4 637)	(5 061)

Acquisitions (note 14)	—	(121)	—	(121)

Proceeds from disposal of assets	2	180	271	210

Other investments	(3)	(13)	(11)	(48)

Decrease in non-cash working capital	63	109	23	209

Cash flow used in investing activities	(1 674)	(1 653)	(4 354)	(4 811)

Financing Activities

Net change in debt	(269)	(3)	(217)	(14)

Issuance of common shares under share option plans	27	34	76	237

Purchase of common shares for cancellation (note 7)	(40)	(523)	(40)	(1 178)

Dividends paid on common shares	(419)	(409)	(1 229)	(1 085)

Cash flow used in financing activities	(701)	(901)	(1 410)	(2 040)

Increase (decrease) in Cash and Cash Equivalents	396	351	(323)	70

Effect of foreign exchange on cash and cash equivalents	121	68	237	79

Cash and cash equivalents at beginning of period	4 892	4 932	5 495	5 202

Cash and Cash Equivalents at End of Period	5 409	5 351	5 409	5 351

Supplementary Cash Flow Information

Interest paid	83	72	507	439

Income taxes paid	310	604	1 312	2 272

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    43

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2013	19 395	598	115	21 072	41 180	1 478 315

Net earnings	—	—	—	2 615	2 615	—

Foreign currency translation adjustment	—	—	207	—	207	—

Unrealized gain on assets available for sale, net of income taxes of $13	—	—	85	—	85	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $76	—	—	—	(222)	(222)	—

Total comprehensive income	—	—	292	2 393	2 685	—

Issued under share option plans	313	(28)	—	—	285	7 515

Issued under dividend reinvestment plan	25	—	—	(25)	—	—

Purchase of common shares for cancellation	(382)	—	—	(796)	(1 178)	(28 911)

Change in liability for share purchase commitment	28	—	—	33	61	—

Share-based compensation	—	35	—	—	35	—

Dividends paid on common shares	—	—	—	(1 085)	(1 085)	—

At September 30, 2014	19 379	605	407	21 592	41 983	1 456 919

At December 31, 2014	19 311	609	504	21 179	41 603	1 444 119

Net earnings	—	—	—	12	12	—

Foreign currency translation adjustment	—	—	715	—	715	—

Realized gain on disposal of assets available for sale, net of income taxes of $13 (note 15)	—	—	(85)	—	(85)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $21	—	—	—	55	55	—

Total comprehensive income	—	—	630	67	697	—

Issued under share option plans	99	(15)	—	—	84	2 487

Issued under dividend reinvestment plan	32	—	—	(32)	—	—

Purchase of common shares for cancellation (note 7)	(15)	—	—	(25)	(40)	(1 160)

Change in liability for share purchase commitment (note 7)	(1)	—	—	(2)	(3)	—

Share-based compensation	—	36	—	—	36	—

Dividends paid on common shares	—	—	—	(1 229)	(1 229)	—

At September 30, 2015	19 426	630	1 134	19 958	41 148	1 445 446

See accompanying notes to the interim consolidated financial statements.

44   SUNCOR ENERGY INC. 2015 THIRD QUARTER

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangements.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at December 31, 2014.

Comparative figures have been reclassified to conform to the current year financial statement presentation for certain gas purchases consumed in the secondary upgrading process in the Oil Sands segment, which are now classified as Purchases rather than Operating, Selling and General, and shipping-related charges in the Refining and Marketing segment, which are now classified as Transportation rather than Operating, Selling and General.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2014.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2014.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    45

 3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Revenues and Other Income

Gross revenues	1 618	2 943	558	858	5 345	6 951	24	19	7 545	10 771

Intersegment revenues	654	1 012	—	95	7	52	(661)	(1 159)	—	—

Less: Royalties	(48)	(431)	(12)	(165)	—	—	—	—	(60)	(596)

Operating revenues, net of royalties	2 224	3 524	546	788	5 352	7 003	(637)	(1 140)	7 485	10 175

Other income	33	37	24	4	24	43	(9)	14	72	98

	2 257	3 561	570	792	5 376	7 046	(646)	(1 126)	7 557	10 273

Expenses

Purchases of crude oil and products	60	72	1	119	3 729	5 659	(706)	(1 186)	3 084	4 664

Operating, selling and general	1 246	1 500	116	140	538	550	153	107	2 053	2 297

Transportation	182	117	25	18	99	101	(11)	(10)	295	226

Depreciation, depletion, amortization and impairment	790	723	340	194	170	152	33	41	1 333	1 110

Exploration	3	2	52	55	—	—	—	—	55	57

(Gain) loss on disposal of assets	1	(2)	—	(82)	(4)	—	—	—	(3)	(84)

Financing expenses (income)	36	52	26	27	(6)	(4)	897	496	953	571

	2 318	2 464	560	471	4 526	6 458	366	(552)	7 770	8 841

(Loss) earnings before Income Taxes	(61)	1 097	10	321	850	588	(1 012)	(574)	(213)	1 432

Income Taxes

Current	(41)	258	117	75	257	204	(107)	(19)	226	518

Deferred	30	66	(106)	48	(20)	(42)	33	(77)	(63)	(5)

	(11)	324	11	123	237	162	(74)	(96)	163	513

Net (Loss) Earnings	(50)	773	(1)	198	613	426	(938)	(478)	(376)	919

Capital and Exploration Expenditures	1 136	975	332	465	209	291	59	77	1 736	1 808

46   SUNCOR ENERGY INC. 2015 THIRD QUARTER

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Revenues and Other Income

Gross revenues	5 599	8 504	2 019	3 270	15 354	20 465	75	68	23 047	32 307

Intersegment revenues	1 716	3 219	88	367	30	106	(1 834)	(3 692)	—	—

Less: Royalties	(104)	(875)	(234)	(469)	—	—	—	—	(338)	(1 344)

Operating revenues, net of royalties	7 211	10 848	1 873	3 168	15 384	20 571	(1 759)	(3 624)	22 709	30 963

Other income	78	41	136	184	15	54	149	157	378	436

	7 289	10 889	2 009	3 352	15 399	20 625	(1 610)	(3 467)	23 087	31 399

Expenses

Purchases of crude oil and products	183	287	3	403	10 599	16 008	(1 868)	(3 629)	8 917	13 069

Operating, selling and general	3 903	4 489	376	432	1 617	1 755	488	572	6 384	7 248

Transportation	475	379	76	66	287	292	(31)	(31)	807	706

Depreciation, depletion, amortization and impairment	2 323	3 326	1 043	1 052	502	473	103	89	3 971	4 940

Exploration	112	82	299	232	—	—	—	—	411	314

(Gain) loss on disposal of assets	8	3	(5)	(82)	(105)	(1)	(3)	—	(105)	(80)

Financing expenses (income)	114	113	60	44	(13)	2	1 900	725	2 061	884

	7 118	8 679	1 852	2 147	12 887	18 529	589	(2 274)	22 446	27 081

Earnings (Loss) before Income Taxes	171	2 210	157	1 205	2 512	2 096	(2 199)	(1 193)	641	4 318

Income Taxes

Current	65	837	308	782	729	610	(284)	(251)	818	1 978

Deferred	346	(223)	(656)	(32)	15	(33)	106	13	(189)	(275)

	411	614	(348)	750	744	577	(178)	(238)	629	1 703

Net Earnings (Loss)	(240)	1 596	505	455	1 768	1 519	(2 021)	(955)	12	2 615

Capital and Exploration Expenditures	2 914	2 872	1 084	1 370	465	642	174	177	4 637	5 061

SUNCOR ENERGY INC. 2015 THIRD QUARTER    47

 4. OTHER INCOME

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Energy trading activities

Change in fair value of contracts	6	(2)	6	104

Gains on inventory valuation	6	15	70	26

Risk management activities(1)	6	47	52	33

Reserves redetermination(2)	—	—	—	145

Investment and interest income	9	16	51	78

Renewable energy grants	11	8	25	25

Risk mitigation and insurance proceeds(3)	17	—	121	—

Change in value of transportation commitments and other	17	14	53	25

	72	98	378	436

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward starting interest rate swaps in the Corporate segment.

(2)
Other income of $145 million ($32 million after-tax) is for the reserves redetermination of 1.2 million barrels of oil receivable related to an interest in a Norwegian asset that Suncor previously owned.

(3)
Includes insurance proceeds on assets in the Exploration and Production segment.

5. ASSET IMPAIRMENT

Oil Sands

Joslyn Mining Project

During the second quarter of 2014, the company recognized an impairment charge of $718 million (net of taxes of $248 million) related to the company's interest in the Joslyn mining project, charged against Property, Plant and Equipment ($318 million) and Exploration and Evaluation assets ($400 million). As a result of the company's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, the company performed an impairment test at June 30, 2014 using a fair value less cost of disposal methodology, with a discounted cash flow approach.

The remaining carrying value of the company's share of the Joslyn mining project as at September 30, 2015 was $400 million.

Other

In the second quarter of 2014, the company recorded an impairment charge of $223 million (net of taxes of $77 million) in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

Exploration and Production

Libya

During the second quarter of 2014, the company recognized an after-tax impairment charge of $297 million related to its Libyan assets, charged against Property, Plant and Equipment ($129 million) and Exploration and Evaluation assets ($168 million). As a result of shut-in production due to the continued closure of certain Libyan export terminals and the company's production plans for the remaining term of the Exploration and Production Sharing Agreements, the company performed an impairment test at June 30, 2014 using a fair value less cost of disposal methodology, with a discounted cash flow approach.

48   SUNCOR ENERGY INC. 2015 THIRD QUARTER

The remaining carrying value of the company's net assets in Libya as at September 30, 2015 was approximately $375 million.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense.

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Equity-settled plans	8	8	36	35

Cash-settled plans	90	(43)	185	285

	98	(35)	221	320

7. NORMAL COURSE ISSUER BID

Subject to the offer to Canadian Oil Sands Limited (COS) shareholders (note 18), the company may repurchase shares pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Under its current NCIB, the company may purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016.

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2015	2014	2015	2014

Share repurchase activities (thousands of common shares)
Shares repurchased	1 160	11 992	1 160	28 991

Amounts charged to

Share capital	15	159	15	382

Retained earnings	25	364	25	796

Share repurchase cost	40	523	40	1 178

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that took place during its internal blackout period:

($ millions)	Sep 30 2015	Dec 31 2014

Amounts charged to

Share capital	1	—

Retained earnings	2	—

Liability for share purchase commitment	3	—

In accordance with applicable securities laws, repurchases under the program were suspended on October 5, 2015, as a result of the offer to the shareholders of COS. Suncor intends to resume repurchases once the offer is completed, withdrawn or expires, subject to market conditions.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    49

 8. FINANCING EXPENSES

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Interest on debt	220	181	644	543

Capitalized interest	(115)	(103)	(318)	(324)

Interest expense	105	78	326	219

Interest on pension and other post-retirement benefits	13	15	39	41

Accretion	49	49	146	151

Foreign exchange loss on U.S. dollar denominated debt	800	456	1 581	487

Foreign exchange and other	(14)	(27)	(31)	(14)

	953	571	2 061	884

9. INCOME TAXES

In the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $423 million.

In the first quarter of 2015, the United Kingdom (U.K.) government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income taxes of $406 million.

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $635 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

50   SUNCOR ENERGY INC. 2015 THIRD QUARTER

 10. EARNINGS (LOSS) PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Net (loss) earnings	(376)	919	12	2 615

Dilutive impact of accounting for awards as equity-settled(1)	—	(13)	(1)	—

Net (loss) earnings – diluted	(376)	906	11	2 615

(millions of common shares)

Weighted average number of common shares	1 446	1 461	1 446	1 467

Dilutive securities:

Effect of share options	—	5	1	3

Weighted average number of diluted common shares	1 446	1 466	1 447	1 470

(dollars per common share)

Basic (loss) earnings per share	(0.26)	0.63	0.01	1.78

Diluted (loss) earnings per share	(0.26)	0.62	0.01	1.78

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have an anti-dilutive impact for the three months and a dilutive effect for the nine months ended September 30, 2015.

11. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading, Risk Management and Available for Sale derivatives measured at fair value as at September 30, 2015.

($ millions)	Energy Trading	Risk Management	Assets Available for Sale(1)	Total

Fair value outstanding at December 31, 2014	20	110	183	313

Fair value realized in earnings	(19)	(158)	(183)	(360)

Changes in fair value (note 4)	6	52	—	58

Fair value outstanding at September 30, 2015	7	4	—	11

(1)
Assets Available for Sale related to the company's investment in Pioneer Energy, which the company sold during the second quarter of 2015 (note 15).

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at September 30, 2015, the company had executed $1.1 billion in forward swaps.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    51

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at September 30, 2015.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	30	51	—	81

Accounts payable	(6)	(64)	—	(70)

	24	(13)	—	11

During the third quarter of 2015, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

Non-Derivative Financial Instruments

At September 30, 2015, the carrying value of fixed-term debt accounted for under amortized cost was $13 billion (December 31, 2014 – $11.5 billion) and the fair value was $14.9 billion (December 31, 2014 – $13.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

12. OIL SANDS ASSET SWAP

On August 31, 2015, Suncor completed an exchange of assets with TransAlta Corporation (TransAlta). Suncor exchanged Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. The acquisition of the Poplar Creek cogeneration facilities is expected to enhance the reliability and efficiency of Suncor's Oil Sands operations.

As part of the agreement, Suncor entered into a 15-year lease with TransAlta to finance the difference between the fair value of the cogeneration facilities and the fair value of the wind farms. The leased assets consist of two gas turbine generators and heat recovery steam generators. Ownership of these assets will automatically transfer to Suncor at the end of the term for a nominal amount.

The acquisition of the Poplar Creek assets was treated as a business combination, whereby the assets and liabilities acquired were recorded at their fair value. The fair value was calculated using an expected future cash flow approach with a risk-adjusted discount rate of 8%. Key assumptions used in the calculation were discount rate, power price and natural gas price.

Purchase consideration

($ millions)

Fair value of wind assets	124

Fair value of deferred financing arrangement	303

Total purchase consideration	427

Purchase price allocation

The preliminary purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. Upon finalization, adjustments to the initial estimates may be required.

($ millions)

Working capital	36

Property, plant and equipment	393

Decommissioning provision	(2)

Net assets acquired	427

52   SUNCOR ENERGY INC. 2015 THIRD QUARTER

 13. ACQUISITION OF ADDITIONAL OWNERSHIP IN FORT HILLS

On September 21, 2015, Suncor announced that it has agreed to purchase an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for total aggregate consideration of $310 million, subject to closing adjustments. The transaction is anticipated to close by the end of the year. Upon closing, Suncor's share in the project will increase to 50.8%.

As a result of the planned acquisition, which was below the implied carrying value of the project, in addition to a further decline in the current crude price environment, the company performed an impairment test on the project as at September 30, 2015. The impairment test was performed using a fair value less cost of disposal methodology, and no impairment was noted. An expected cash flow approach was used based on 2014 year-end reserves data, with the following assumptions:

•
WCS price forecasts of $60/bbl starting in 2017, $65/bbl in 2018, $70/bbl in 2019 (expressed in nominal dollars), escalating at 2% per year thereafter and adjusted for asset-specific location and quality differentials,

•
risk-adjusted discount rate of 8.0%,

•
production of approximately 91,000 barrels per day following a 12 month ramp-up period starting in the fourth quarter of 2017, and

•
go-forward capital of $3.8 billion, which includes the planned acquisition of an additional 10% in the project.

Based on the above assumptions, the estimated recoverable amount in respect of the company's interest in Fort Hills exceeds the carrying value. The recoverable amount is sensitive to changes in the key assumptions. Future changes in these assumptions, individually or in combination, could result in the recoverable amount being less than the carrying value and an impairment adjustment. A 5% decrease in the assumed realized prices would decrease the recoverable amount by approximately $1.1 billion. A 1% increase in the discount rate would decrease the recoverable amount by approximately $1.2 billion, and a 10% increase in our assumed share of the remaining development capital would decrease the recoverable amount by $0.4 billion (sensitivities are after-tax).

The carrying value of the company's share of the Fort Hills project at September 30, 2015 was $4.4 billion, including amounts allocated to the project at the time of the company's merger with Petro-Canada.

Oil Sands Assets

Management also performed impairment tests on Oils Sands cash generating units as at September 30, 2015 and noted no impairment. The tests were performed using a fair value less cost of disposal methodology, using the same assumptions as above and a WCS price of $55/bbl in 2016.

Exploration and Production Assets

Management also performed impairment tests on certain assets in the Exploration and Production segment as at September 30, 2105 due to the decline in the crude price environment. The tests were performed using a fair value less cost of disposal methodology. An expected cash flow approach was used based on 2014 year-end reserves data updated for production incurred, with the following assumptions:

•
Brent price forecasts of US$60/bbl in 2016, US$65/bbl in 2017, and US$70/bbl in 2018 (all expressed in nominal dollars), escalating at 2% per year thereafter and adjusted for asset-specific location and quality differentials, and

•
Risk-adjusted discount rate of 9.0%.

No impairments were noted from these tests; however, the company's share of the Golden Eagle asset's carrying value approximated its fair value. The recoverable amount is sensitive to changes in the key assumptions. Future changes in these assumptions, individually or in combination, could result in the recoverable amount being less than the carrying value and an impairment adjustment. A 5% decrease in the assumed realized prices would decrease the Golden Eagle recoverable amount by approximately $60 million. A 1% increase in the discount rate would decrease the recoverable amount by approximately $25 million (sensitivities are after-tax).

The carrying value of the company's share of the Golden Eagle project at September 30, 2015 was $1.8 billion.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    53

 14. ACQUISITION OF A SULPHUR FACILITY

On July 17, 2014, the company completed a business combination of a sulphur recovery facility in its Refining and Marketing segment.

The purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. Upon finalization, adjustments to the initial estimates may be required.

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition were as follows:

($ millions)

Total purchase price	121

Purchase price allocation

Property, plant and equipment	161

Net working capital	(1)

Deferred tax liabilities	(39)

Net assets acquired	121

All acquisition and transaction costs for this asset acquisition were expensed.

15. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The transaction closed in the second quarter of 2015 and the company received $183 million for its 50% share of Pioneer Energy and realized an after-tax gain of $68 million in the Refining and Marketing segment.

16. NATURAL GAS DISPOSITIONS

During the third quarter of 2014, the company sold its Wilson Creek assets in central Alberta for $168.5 million before closing adjustments and other closing costs, with an effective date of July 1, 2014 and a closing date of September 30, 2014. The sale of these assets resulted in an after-tax gain of $61 million in the Exploration and Production segment.

17. COMMITMENTS

During the nine months ended September 30, 2015, the company increased its commitments by approximately $4.9 billion primarily due to certain pipelines receiving regulatory approval. These commitments will support the company's market access strategy, and activities to expand its storage and logistics network.

18. SUBSEQUENT EVENT

On October 5, 2015, Suncor announced that it has commenced an unsolicited offer to COS shareholders to acquire all of the outstanding shares of COS for share consideration of approximately $4.3 billion. Including COS' outstanding net debt of $2.3 billion as at June 30, 2015, the total transaction value was approximately $6.6 billion at the time of the announcement. The offer will be open for acceptance until December 4, 2015, unless extended or withdrawn.

54   SUNCOR ENERGY INC. 2015 THIRD QUARTER

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EXHIBIT 99.3 Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2015
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SEGMENTED INFORMATION
4. OTHER INCOME
5. ASSET IMPAIRMENT
6. SHARE-BASED COMPENSATION
7. NORMAL COURSE ISSUER BID
8. FINANCING EXPENSES
9. INCOME TAXES
10. EARNINGS (LOSS) PER COMMON SHARE
11. FINANCIAL INSTRUMENTS
12. OIL SANDS ASSET SWAP
13. ACQUISITION OF ADDITIONAL OWNERSHIP IN FORT HILLS
14. ACQUISITION OF A SULPHUR FACILITY
15. PIONEER DISPOSITION
16. NATURAL GAS DISPOSITIONS
17. COMMITMENTS
18. SUBSEQUENT EVENT